A special meeting of the fund's shareholders was held on December 19, 2001. The results of votes taken among shareholders on the proposal before them is reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL

To approve an Agreement and Plan of Reorganization between International Bond and Fidelity Strategic Income Fund providing for the merger of Fidelity International Bond Fund into Fidelity Strategic Income Fund.

	# of Votes Cast	% of Votes Cast
Affirmative	31,967,023.54	86.687
Against	3,602,373.27	9.769
Abstain	1,306,769.66	3.544
TOTAL	36,876,166.47	100.000
Broker Non-Votes